[GENCORP LETTERHEAD]

May 18, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Attention:  John Hartz

Re:          Form 10-K for the Fiscal Year ended November 30, 2010
Schedule 14A filed on February 17, 2011
File No. 1-1520

Ladies and Gentlemen:

We are in receipt of your letter dated May 5, 2011 (the “Comment Letter”) including comments of the staff of the Securities and Exchange Commission relating to the above-referenced matters filed by GenCorp Inc. (the “Company”).   The Company is actively engaged in preparing a response. However, due to scheduling constraints of certain key employees, the Company is not able to respond within the requested ten (10) business day deadline included in the Comment Letter.  Therefore, in accordance with our outside counsel’s discussion with Jessica Kane this morning, the Company requests an extension to respond to the Comment Letter on or before May 27, 2011.

If you have any questions or require any information pending our response to the Comment Letter, please feel free to contact our outside counsel, Jeffrey Spindler, at (212) 451-2307 or Elizabeth Gonzalez at (212) 451-2206.

Sincerely,

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary